UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2013

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PACIFIC DRILLING S.A.

Report on Form 6-K for the quarter ended June 30, 2013

As used in this quarterly report on Form 6-K (this “Quarterly Report”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and the unaudited condensed consolidated financial statements in this Quarterly Report should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on February 28, 2013 (our “2012 Annual Report”). We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except share and per share information) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Revenues
Contract drilling	$176,772	$156,780	$351,788	$274,174

Costs and expenses
Contract drilling	(79,470)	(83,463)	(163,922)	(148,374)
General and administrative expenses	(11,550)	(10,804)	(22,578)	(23,244)
Depreciation expense	(36,603)	(32,464)	(73,106)	(55,106)

	(127,623)	(126,731)	(259,606)	(226,724)
Loss of hire insurance recovery	—	—	—	23,671

Operating income	49,149	30,049	92,182	71,121

Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	—
Interest expense, other	(21,700)	(25,666)	(44,460)	(44,946)

Total interest expense	(59,884)	(25,666)	(82,644)	(44,946)
Costs on extinguishment of debt	(28,428)	—	(28,428)	—
Other income (expense)	(296)	814	(104)	3,824

Income (loss) before income taxes	(39,459)	5,197	(18,994)	29,999
Income tax expense	(6,118)	(4,042)	(11,521)	(10,499)

Net income (loss)	$(45,577)	$1,155	$(30,515)	$19,500

Earnings (loss) per common share, basic (Note 9)	$(0.21)	$0.01	$(0.14)	$0.09

Weighted average number of common shares, basic (Note 9)	216,959,324	216,900,000	216,930,820	216,900,000

Earnings (loss) per common share, diluted (Note 9)	$(0.21)	$0.01	$(0.14)	$0.09

Weighted average number of common shares, diluted (Note 9)	216,959,324	216,901,766	216,930,820	216,902,148

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

(in thousands) (unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income (loss)	$(45,577)	$1,155	$(30,515)	$19,500
Other comprehensive income (loss):
Unrecognized gain (loss) on derivative instruments	7,198	(8,776)	7,104	(14,666)
Reclassification adjustment for loss on derivative instruments realized in net income (Note 6)	39,884	3,591	45,350	6,384

Total other comprehensive income (loss)	47,082	(5,185)	52,454	(8,282)

Total comprehensive income (loss)	$1,505	$(4,030)	$21,939	$11,218

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value and share amounts)

	June 30,	December 31,
	2013	2012
	(unaudited)
Assets:
Cash and cash equivalents	$603,216	$605,921
Restricted cash	—	47,444
Accounts receivable	140,336	152,299
Materials and supplies	51,674	49,626
Deferred financing costs	14,110	17,707
Current portion of deferred mobilization costs	37,519	37,519
Prepaid expenses and other current assets	21,080	13,930

Total current assets	867,935	924,446

Property and equipment, net	3,969,867	3,760,421
Restricted cash	—	124,740
Deferred financing costs	60,711	32,157
Other assets	45,813	52,164

Total assets	$4,944,326	$4,893,928

Liabilities and shareholders’ equity:
Accounts payable	$88,555	$30,230
Accrued expenses	35,777	39,345
Current portion of long-term debt	7,500	218,750
Accrued interest	20,037	29,594
Derivative liabilities, current	3,687	17,995
Current portion of deferred revenue	69,829	66,142

Total current liabilities	225,385	402,056

Long-term debt, net of current maturities	2,287,525	2,034,958
Deferred revenue	74,050	97,014
Other long-term liabilities	15,686	44,652

Total long-term liabilities	2,377,261	2,176,624

Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value, 5,000,000,000 shares authorized, 224,100,000 shares issued and 216,964,849 and 216,902,000 shares outstanding as of June 30, 2013 and December 31, 2012, respectively	2,170	2,169
Additional paid-in capital	2,354,036	2,349,544
Accumulated other comprehensive loss	(5,962)	(58,416)
Retained earnings (accumulated deficit)	(8,564)	21,951

Total shareholders’ equity	2,341,680	2,315,248

Total liabilities and shareholders’ equity	$4,944,326	$4,893,928

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts) (unaudited)

	Common shares		Treasury	Additional paid-in	Accumulated other comprehensive	Retained earnings (accumulated	Total shareholders’
	Shares	Amount	Shares	capital	loss	deficit)	equity
Balance at December 31, 2012	216,902,000	$2,169	7,198,000	$2,349,544	$(58,416)	$21,951	$2,315,248
Shares issued under share-based compensation plan	62,849	1	(62,849)	(1)	—	—	—
Share-based compensation	—	—	—	4,493	—	—	4,493
Other comprehensive income	—	—	—	—	52,454	—	52,454
Net loss	—	—	—	—	—	(30,515)	(30,515)

Balance at June 30, 2013	216,964,849	$2,170	7,135,151	$2,354,036	$(5,962)	$(8,564)	$2,341,680

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Six Months Ended June 30,
	2013	2012
Cash flow from operating activities:
Net income (loss)	$(30,515)	$19,500
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	73,106	55,106
Amortization of deferred revenue	(34,173)	(43,218)
Amortization of deferred mobilization costs	19,307	33,279
Amortization of deferred financing costs	6,661	6,407
Amortization of debt discount	59	—
Write-off of unamortized deferred financing costs	27,644	—
Costs on interest rate swap termination	38,184	—
Deferred income taxes	(1,379)	1,760
Share-based compensation expense	4,493	2,426
Changes in operating assets and liabilities:
Accounts receivable	11,963	(90,893)
Materials and supplies	(2,048)	(6,357)
Prepaid expenses and other assets	(7,392)	(72,532)
Accounts payable and accrued expenses	(14,485)	29,749
Deferred revenue	14,896	144,847

Net cash provided by operating activities	106,321	80,074

Cash flow from investing activities:
Capital expenditures	(217,533)	(230,448)
Decrease in restricted cash	172,184	126,561

Net cash used in investing activities	(45,349)	(103,887)

Cash flow from financing activities:
Proceeds from long-term debt	1,497,250	300,000
Payments on long-term debt	(1,456,250)	(109,375)
Payment for costs on interest rate swap termination	(41,993)	—
Deferred financing costs	(62,684)	(7,003)

Net cash provided by (used in) financing activities	(63,677)	183,622

Increase (decrease) in cash and cash equivalents	(2,705)	159,809
Cash and cash equivalents, beginning of period	605,921	107,278

Cash and cash equivalents, end of period	$603,216	$267,087

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification rigs. Our primary business is to contract our ultra-deepwater rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. As of June 30, 2013, we were operating four drillships under client contract and have four drillships under construction at Samsung Heavy Industries (“SHI”), two of which are under client contract.

Note 2 — Significant Accounting Policies

Basis of Presentation — Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the Securities and Exchange Commission. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and six months ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013 or for any future period. The accompanying unaudited condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2012.

Principles of Consolidation — The unaudited condensed consolidated financial statements include the accounts of Pacific Drilling S.A. and consolidated subsidiaries that we control by ownership of a majority voting interest. We eliminate all intercompany transactions and balances in consolidation.

We currently are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), which is fully controlled and 90% owned by us with 10% owned by Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Accordingly, we consolidate all PIDWAL interests and no portion of PIDWAL’s operating results is allocated to the noncontrolling interests. In addition to the joint venture agreement, we currently have marketing and logistic services agreements with Derotech and an affiliated company of Derotech. During the three and six months ended June 30, 2013, we incurred fees of $2.3 million and $4.4 million, respectively, under the marketing and logistic services agreements. During the three and six months ended June 30, 2012, we incurred fees of $1.9 million and $2.8 million, respectively, under the marketing and logistic services agreements.

Recently Issued Accounting Standards

Presentation of Comprehensive Income—In February 2013, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update on the reporting of amounts reclassified out of accumulated other comprehensive income. This guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

Balance Sheet Offsetting—In December 2011, the FASB issued an accounting standards update that expands the disclosure requirements for the offsetting of assets and liabilities related to certain financial instruments and derivative instruments. The update requires disclosures of gross and net information for financial instruments and derivative instruments that are eligible for net presentation due to a right of offset, an enforceable master netting arrangement or similar agreement. We adopted the accounting standards update effective January 1, 2013. The adoption of the accounting standards update concerns presentation and disclosure only and did not have an impact on our consolidated financial position or results of operations.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 3 — Property and Equipment

Property and equipment consists of the following as of:

	June 30,	December 31,
	2013	2012
	(In thousands)
Drillships and related equipment	$4,174,804	$3,892,623
Other property and equipment	7,065	7,025

Property and equipment, cost	4,181,869	3,899,648
Accumulated depreciation	(212,002)	(139,227)

Property and equipment, net	$3,969,867	$3,760,421

On March 15, 2011, we entered into two contracts with SHI for the construction of the Pacific Khamsin and the Pacific Sharav, which are expected to be delivered to us at the shipyard in the third quarter of 2013 and first quarter of 2014, respectively. On March 16, 2012 and January 25, 2013, we entered into additional contracts for the construction of the Pacific Meltem and the Pacific Zonda, which are expected to be delivered to us at the shipyard in the second quarter of 2014 and the first quarter of 2015, respectively.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $2 billion for the acquisition of these four vessels, payable in installments during the construction process, of which we have made payments of approximately $449.9 million through June 30, 2013. With respect to these vessels, we anticipate making payments of approximately $476.3 million during the remainder of 2013, approximately $756.3 million in 2014 and approximately $336.4 million in 2015.

During the three and six months ended June 30, 2013, we capitalized interest costs of $20.9 million and $39 million, respectively, on assets under construction. During the three and six months ended June 30, 2012, we capitalized interest costs of $6.7 million and $16.7 million, respectively, on assets under construction.

Note 4 — Debt

A summary of debt is as follows:

	June 30,	December 31,
	2013	2012
	(In thousands)
Due within one year:
Project Facilities Agreement	$—	$218,750
Senior Secured Term Loan	7,500	—

Total current debt	7,500	218,750

Long-term debt:
Project Facilities Agreement	$—	$1,237,500
2015 Senior Unsecured Bonds	300,000	300,000
2017 Senior Secured Bonds	497,716	497,458
Senior Secured Credit Facility	1,000	—
2020 Senior Secured Notes	750,000	—
Senior Secured Term Loan	738,809	—

Total long-term debt	2,287,525	2,034,958

Total debt	$2,295,025	$2,253,708

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Project Facilities Agreement

On September 9, 2010, Pacific Bora Ltd., Pacific Mistral Ltd., Pacific Scirocco Ltd., and Pacific Santa Ana Ltd., and Pacific Drilling Limited as the guarantor, entered into a project facilities agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Bora, the Pacific Mistral, the Pacific Scirocco and the Pacific Santa Ana (the “Project Facilities Agreement” or “PFA”). The PFA included a term loan with respect to each of the four vessels. During 2010 and 2011, we cumulatively borrowed $1.725 billion under the PFA Term Loans.

Borrowings under the PFA bore interest at the London Interbank Offered Rate (“LIBOR”) plus an applicable margin ranging from 3% to 4% per annum and were due to mature on October 31, 2015.

During the three and six months ended June 30, 2013, we incurred $7.9 million and $19.6 million of interest expense on the PFA, respectively. During the three and six months ended June 30, 2012, we incurred $16.2 million and $33.9 million, respectively, of interest expense on the PFA of which $1.7 million and $8.7 million, respectively, was recorded to property and equipment as capitalized interest.

On June 3, 2013, we completed a private placement of 2020 Senior Secured Notes (as defined below) and entered into a Senior Secured Term Loan (as defined below). A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan were used to repay existing borrowings under the Project Facilities Agreement, after which the PFA was terminated and all related collateral released (the “PFA Refinancing”). In connection with the PFA Refinancing, we recognized $28.4 million in costs on extinguishment of debt in our statement of operations for the three and six months ended June 30, 2013 of which $27.6 million was a non-cash write off of unamortized deferred financing costs as reflected in our statement of cash flows.

2015 Senior Unsecured Bonds

In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 (the “2015 Senior Unsecured Bonds”) to eligible purchasers. The bonds bear interest at 8.25% per annum, payable semiannually on February 23 and August 23, and mature on February 23, 2015.

During the three and six months ended June 30, 2013, we incurred $6.2 million and $12.4 million, respectively, of interest expense on the 2015 Senior Unsecured Bonds of which $6.2 million and $12.1 million, respectively, was recorded to property and equipment as capitalized interest. During the three and six months ended June 30, 2012, we incurred $6.2 million and $8.7 million, respectively, of interest expense on the 2015 Senior Unsecured Bonds of which $4.1 million and $5.1 million, respectively, was recorded to property and equipment as capitalized interest.

As of June 30, 2013, we were in compliance with all 2015 Senior Unsecured Bonds covenants.

2017 Senior Secured Notes

In November 2012, Pacific Drilling V Limited (“PDV”), an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured notes due 2017 to eligible purchasers (the “2017 Senior Secured Notes”). The 2017 Senior Secured Notes are fully and unconditionally guaranteed by Pacific Drilling S.A. on a senior unsecured basis. The 2017 Senior Secured Notes constituted a new series of debt securities under an indenture dated as of November 28, 2012, among PDV, the Company and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent.

Prior to delivery of the Pacific Khamsin, the 2017 Senior Secured Notes are secured by a first-priority security interest (subject to certain exceptions) in substantially all of the assets of PDV, including PDV’s rights under the construction contract for the Pacific Khamsin, and by a pledge of the capital stock of PDV. Upon delivery of the Pacific Khamsin, the 2017 Senior Secured Notes will also be secured by a first-priority security interest (subject to certain exceptions) in the Pacific Khamsin, and substantially all of the other assets of PDV, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

The 2017 Senior Secured Notes were sold at 99.483% of par. The 2017 Senior Secured Notes bear interest at 7.25% per annum, payable semiannually on June 1 and December 1, commencing on June 1, 2013, and mature on December 1, 2017.

During the three and six months ended June 30, 2013, we incurred and capitalized interest expense of $9.2 million and $18.4 million on the 2017 Senior Secured Notes, respectively. We did not incur interest expense on the 2017 Senior Secured Notes during the three and six months ended June 30, 2012.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

As of June 30, 2013, we were in compliance with all 2017 Senior Secured Notes covenants.

Senior Secured Credit Facility Agreement

On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited (collectively, the “SSCF Borrowers”), and the Company, as guarantor entered into a senior secured credit facility agreement (the “Senior Secured Credit Facility Agreement” or “SSCF”) with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem (the “SSCF Vessels”). Prior to delivery of each SSCF Vessel, the SSCF is primarily secured on a first priority basis by liens on the construction contracts and refund guarantees for the SSCF Vessels and a pledge of the equity of each of the SSCF Borrowers. Upon delivery of each SSCF Vessel, the SSCF is primarily secured on a first priority basis by liens on the vessels and by an assignment of earnings and insurance proceeds relating thereto.

The SSCF includes a term loan (the “SSCF Term Loan”) which consists of two tranches: (i) a tranche of $500 million provided by a syndicate of commercial banks (the “SSCF Commercial Tranche”) and (ii) a tranche of $500 million provided by Eksportkreditt Norge AS (and guaranteed by the Norwegian Guarantee Institute for Export Credits) (the “SSCF GIEK Tranche”). The SSCF Term Loan will become available upon the satisfaction of customary conditions precedent, as described therein.

Borrowings under the SSCF Commercial Tranche bear interest at LIBOR plus a margin of 3.5%. Borrowings under the SSCF GIEK Tranche bear interest, at the SSCF Borrower’s option, at (i) LIBOR plus a margin of 1.50% (which margin may be reset 60 months after the first borrowing under the SSCF Term Loan) or (ii) at a Commercial Interest Reference Rate of (a) 3.96% for borrowings relating to the Pacific Sharav and (b) 2.37% for borrowings relating to the Pacific Meltem. Borrowings under the GIEK Tranche will also be subject to a guarantee fee of 2% per annum (the “SSCF GIEK Premium”). Undrawn commitments for the SSCF Term Loan shall bear a fee equal to (i) in the case of the SSCF Commercial Tranche, 40% of the margin for such tranche and (ii) in the case of the SSCF GIEK Tranche, 40% of the applicable margin for such tranche. In addition, the SSCF GIEK Tranche shall bear a commitment fee equal to 40% of the SSCF GIEK Premium. Interest is payable quarterly.

The SSCF Commercial Tranche matures on the earlier of (i) five years following the delivery of the second vessel under the SSCF and (ii) May 31, 2019. Loans made with respect to each vessel under the SSCF GIEK Tranche mature twelve years following the delivery of the applicable vessel. The SSCF GIEK Tranche contains a put option exercisable if the SSCF Commercial Tranche is not refinanced or renewed on or before February 28, 2019. If the SSCF GIEK Tranche put option is exercised, each SSCF Borrower must prepay, in full, the portion of all outstanding loans that relate to the SSCF GIEK Tranche, on or before May 31, 2019, without any premium, penalty or fees of any kind. Amortization payments under the SSCF Term Loan are calculated on a 12 year repayment schedule and must be made every six months following the delivery of the relevant vessel.

During the three and six months ended June 30, 2013, we incurred and capitalized interest expense, including guarantee and commitment fees, of $3.5 million and $5.1 million on the SSCF, respectively. We did not incur interest expense on the SSCF during the three and six months ended June 30, 2012.

As of June 30, 2013, we were in compliance with all SSCF covenants.

Project Facilities Agreement Refinancing Transactions

On June 3, 2013, we completed three related but distinct financing transactions for a total of $2 billion. As described more fully below, the transactions included (i) $750 million in 5.375% senior secured notes due 2020, (ii) $750 million in senior secured institutional term loans with 2018 maturity and (iii) a $500 million senior secured revolving credit facility also maturing in 2018. A portion of the net proceeds from the senior secured notes and the senior secured term loans were used to fully repay the outstanding borrowings under the Project Facilities Agreement. In connection with the refinancing and termination of the PFA, we also terminated the TI Facilities (as defined below). The senior secured revolving credit facility provides up to $200 million in future incremental funding intended for general corporate purposes, including working capital requirements, and the balance of $300 million is provided for the issuance of letters of credit, primarily anticipated to be used as credit support for the temporary importation bonds issued for our vessels working in Nigeria as a functional replacement to the TI Facilities.

2020 Senior Secured Notes

On June 3, 2013, we completed a private placement of $750 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020 (the “2020 Senior Secured Notes”) to eligible purchasers. The net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan (as defined below) were used to repay existing borrowings under the PFA, after which the PFA was terminated and all related collateral released. The 2020 Senior Secured Notes are guaranteed by each subsidiary of the Company that

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

owns the Pacific Bora, the Pacific Mistral, the Pacific Scirocco or the Pacific Santa Ana (the “Shared Collateral Vessels”), each subsidiary that owns equity in a Shared Collateral Vessel-owning subsidiary, certain other subsidiaries that are parties to charters in respect of the Shared Collateral Vessels and in the future will be guaranteed by certain other future subsidiaries. The 2020 Senior Secured Notes constituted a new series of debt securities under an indenture dated June 3, 2013 (the “Indenture”), among the Company, the guarantors party thereto (the “Guarantors”) and Deutsche Bank Trust Company Americas, as Trustee. The Indenture allows for the issuance of up to $100 million of additional notes provided no default is continuing and the Company is otherwise in compliance with all applicable covenants.

The 2020 Senior Secured Notes are secured, on an equal and ratable, first priority basis, with the obligations under the Senior Secured Term Loan (as defined below), the Senior Secured Revolving Credit Facility (as defined below) and certain future obligations (together with the 2020 Senior Secured Notes, the “Pari Passu Obligations”), subject to payment priorities in favor of lenders under the Senior Secured Revolving Credit Facility (as defined below) pursuant to the terms of an intercreditor agreement (the “Intercreditor Agreement”), by liens on the Shared Collateral Vessels, a pledge of the equity of the entities that own the Shared Collateral Vessels, assignments of earnings and insurance proceeds with respect to the Shared Collateral Vessels, and certain other assets of the subsidiary guarantors (collectively, the “Shared Collateral”).

The 2020 Senior Secured Notes were sold at par. The 2020 Senior Secured Notes bear interest at 5.375% per annum, payable semiannually on June 1 and December 1, commencing on December 1, 2013, and mature on June 1, 2020.

During the three and six months ended June 30, 2013, we incurred $3.1 million of interest expense on the 2020 Senior Secured Notes. We did not incur interest expense on the 2020 Senior Secured Notes during the three and six months ended June 30, 2012.

As of June 30, 2013, we were in compliance with all 2020 Senior Secured Notes covenants.

Senior Secured Term Loan

On June 3, 2013, the Company entered into a $750 million senior secured term loan (the “Senior Secured Term Loan”). The Senior Secured Term Loan is secured by the Shared Collateral and subject to the terms and provisions of the Intercreditor Agreement.

The Senior Secured Term Loan was issued at 99.5% of its face value and will bear interest, at the Company’s election, at either (1) LIBOR, which will not be less than a floor of 1% plus a margin of 3.5% per annum, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin of 2.5% per annum. Interest is payable quarterly.

The Senior Secured Term Loan requires quarterly amortization payments of $1.9 million and matures on June 3, 2018.

During the three and six months ended June 30, 2013, we incurred $2.7 million of interest expense on the Senior Secured Term Loan. We did not incur interest expense on the Senior Secured Term Loan during the three and six months ended June 30, 2012.

The Senior Secured Term Loan also has an accordion feature that would permit additional loans to be extended so long as the Company’s total outstanding obligations in connection with the Senior Secured Term Loan and the 2020 Senior Secured Notes do not exceed $1.7 billion.

As of June 30, 2013, we were in compliance with all Senior Secured Term Loan covenants.

Senior Secured Revolving Credit Facility

On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500 million (the “Senior Secured Revolving Credit Facility”). The Senior Secured Revolving Credit Facility is secured by the Shared Collateral and subject to the provisions of the Intercreditor Agreement.

Borrowings under the Senior Secured Revolving Credit Facility bear interest, at the Company’s option, at either (1) LIBOR plus a margin ranging from 2.5% to 3.25% based on the Company’s leverage ratio, or (2) a rate of interest per annum equal to the highest of (i) the prime rate for such day, (ii) the sum of the federal funds rate plus 0.5% and (iii) 1% per annum above the 1-month LIBOR, in each case plus a margin ranging from 1.5% to 2.25% based on the Company’s leverage ratio. Undrawn commitments shall accrue a fee ranging from 0.7% to 1% per annum based on the Company’s leverage ratio. Interest is payable quarterly.

The Senior Secured Revolving Credit Facility permits loans to be extended thereunder up to a maximum sublimit of $200 million and permits letters of credit to be issued thereunder up to a maximum sublimit of $300 million. Outstanding but undrawn letters of credit accrue a fee at a rate equal to the margin on LIBOR loans minus 1%. The Senior Secured Revolving Credit Facility has a maturity date of June 3, 2018.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

On June 3, 2013, approximately $196.9 million of letters of credit were issued under the Senior Secured Revolving Credit Facility as credit support for temporary import bonds issued in favor of the Government of Nigeria Customs Service for the Pacific Bora by Citibank Nigeria and the Pacific Scirocco by Citibank Nigeria and Standard Charter Bank Nigeria.

As of June 30, 2013, no amounts have been drawn under the Senior Secured Revolving Credit Facility. During the three and six months ended June 30, 2013, we incurred $0.6 million of interest expense on the Senior Secured Revolving Credit Facility. We did not incur interest expense on the Senior Secured Revolving Credit Facility during the three and six months ended June 30, 2012.

As of June 30, 2013, we were in compliance with all Senior Secured Revolving Credit Facility covenants.

Temporary Import Bond Facilities

For each of our vessels operating in Nigeria, local regulations require us to either (i) permanently import the vessel into Nigeria and pay import duties or (ii) apply for a Temporary Importation (“TI”) permit and put up a bond in favor of the Nigeria Customs Service for the value of the import duties. In 2011, we entered into a temporary facility with Citibank, N.A. to provide credit support for a TI bond for the Pacific Bora and into separate temporary facilities with each of Citibank, N.A. and Standard Charter Bank to provide credit support for a TI bond for the Pacific Scirocco.

On April 19, 2012, the temporary facilities for the Pacific Bora and the Pacific Scirocco were each replaced by a Letter of Credit Facility and Guaranty Agreement. Under the Letter of Credit Facility and Guaranty Agreement for the Pacific Bora (the “Bora TI Facility”), Citibank, N.A., as administrative agent, issuing bank and arranger, issued a letter of credit for the benefit of Citibank Nigeria in the amount of 14,884,342,426 Naira or approximately $94.5 million as of April 19, 2012.

Under the Letter of Credit Facility and Guaranty Agreement for the Pacific Scirocco (the “Scirocco TI Facility,” and, together with the Bora TI Facility, the “TI Facilities”), Citibank, N.A., as administrative agent, issuing bank and arranger, issued letters of credit for the benefit of Citibank Nigeria and Standard Charter Bank Nigeria in the collective amount of 17,280,837,923 Naira or approximately $109.7 million as of April 19, 2012.

The TI Facilities required the Company to pay fees, in addition to customary fronting fees, calculated based on outstanding balances of the TI Bonds and each outstanding letter of credit. Fees on the TI Facilities were primarily based on 2.5% of the U.S. dollar equivalent of outstanding balances of the Bora TI Facility and the Scirocco TI Facility.

During the three and six months ended June 30, 2013, we incurred $0.6 million and $2.2 million in interest expense on the TI Facilities, respectively. During the three and six months ended June 30, 2012, we incurred $1.5 million and $2.1 million in interest expense on the TI Facilities, respectively.

On June 3, 2013, in connection with the repayment and termination of the PFA and in accordance with the terms of the Senior Secured Revolving Credit Facility, the TI Facilities were also terminated and the letters of credit then outstanding under the TI Facilities were deemed to be automatically re-issued under the Senior Secured Revolving Credit Facility.

Note 5 — Share-Based Compensation

During the three and six months ended June 30, 2013, we recorded share-based compensation expense of $1.9 million and $3.6 million in general and administrative expenses in our consolidated statements of operations, respectively. During the three and six months ended June 30, 2013, we recorded share-based compensation expense of $0.6 million and $0.9 million in contract drilling costs in our consolidated statements of operations, respectively. During the three and six months ended June 30, 2012, we recorded share-based compensation expense of $1.5 million and $2.4 million in general and administrative expenses in our consolidated statements of operations, respectively. During the three and six months ended June 30, 2012, we did not incur share-based compensation expense in contract drilling costs in our consolidated statements of operations.

Stock Options

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model utilizing the assumptions noted in the table below. Given the insufficient historical data available regarding the volatility of the Company’s traded share price, expected volatility of the Company’s share price does not solely provide a reasonable basis for estimating

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

volatility. Instead, the expected volatility utilized in our Black-Scholes valuation model is based on the volatility of the Company’s traded share price and the implied volatilities from the expected volatility of a representative group of our publicly listed industry peer group. Additionally, given the lack of historical data available, the expected terms of the options is calculated using the simplified method because the historical option exercise experience of the Company does not provide a reasonable basis for estimating expected term. Options granted by the Company generally vest 25% annually over four years, have a 10-year contractual term and will be settled in shares of our stock. The risk free interest rates are determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

During the six months ended June 30, 2013, the fair value of the options granted was calculated using the following weighted average assumptions:

2013 Stock Options
Expected volatility	47.3%
Expected term (in years)	6.25
Expected dividends	—
Risk-free interest rate	1.15%

A summary of option activity as of and for the six months ended June 30, 2013 is as follows:

	Number of shares under option	Weighted- average exercise price (per share)	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding — January 1, 2013	3,975,638	$10.04
Granted	1,359,340	9.58
Exercised	—	—
Cancelled or forfeited	(13,604)	10.00

Outstanding — June 30, 2013	5,321,374	$9.91	8.2	$316
Exercisable — June 30, 2013	2,115,566	$10.01	7.2	$13

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2013 was $4.46. As of June 30, 2013, total compensation costs related to nonvested option awards not yet recognized is $13.1 million and is expected to be recognized over a weighted average period of 2.7 years.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Restricted Stock Units

A summary of restricted stock units activity as of and for the six months ended June 30, 2013 is as follows:

	Number of restricted stock units	Weighted- average grant- date fair value (per share)
Nonvested — January 1, 2013	289,688	$10.00
Granted	857,940	9.81
Vested	(81,387)	10.05
Cancelled or forfeited	(31,090)	9.98

Nonvested — June 30, 2013	1,035,151	$9.85

Restricted stock units granted by the Company will be settled in shares of our stock and generally vest over a period of two to four years. As of June 30, 2013, total compensation costs related to nonvested restricted stock units not yet recognized is $8.2 million and is expected to be recognized over a weighted average period of 2.7 years.

Note 6 — Derivatives

We are currently exposed to market risk from changes in interest rates. From time to time, we may enter into a variety of derivative financial instruments in connection with the management of our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting.

We entered into four interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA (the “PFA Interest Rate Swaps”). In connection with the PFA Refinancing, on May 28, 2013, we paid $42 million to terminate the PFA Interest Rate Swaps and their related liabilities (the “PFA Interest Rate Swap Termination”). The Company made an accounting policy election to present the payment for the PFA Interest Rate Swap Termination as a financing activity within our statement of cash flows. As a result of the PFA Interest Rate Swap Termination, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

On May 30, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of June 3, 2013. The interest rate swap has a notional value of $712.5 million, does not amortize and matures on December 3, 2017. The interest rate swap pays a fixed rate of 1.56% and receives the maximum of 1% or three-month LIBOR on a quarterly basis.

On June 10, 2013, we entered into an interest rate swap as a cash flow hedge against future fluctuations in LIBOR rates with an effective date of July 1, 2014. The interest rate swap has a notional value of $400 million, does not amortize and matures on July 1, 2018. The interest rate swap pays a fixed rate of 1.66% and receives three-month LIBOR on a quarterly basis.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

The table below provides data about the fair values of derivatives that are designated as hedge instruments as of June 30, 2013 and December 31, 2012:

Derivatives designated as hedging instruments	Derivative liabilities	June 30,	December 31,
	Balance sheet location	2013	2012
		(In thousands)
Long-term - Interest rate swaps	Other assets	$11,355	$—
Short-term - Interest rate swaps	Derivative liabilities, current	(3,687)	(17,017)
Long-term - Interest rate swaps	Other long-term liabilities	—	(27,437)

Total		$7,668	$(44,454)

On December 28, 2012, management de-designated a portion of PFA Interest Rate Swaps from hedge accounting due to the change in payment frequency of principal under an amendment to the PFA. Subsequent to de-designation, we accounted for the de-designated portion of the interest rate swaps on a mark-to-market basis, with both realized and unrealized gains and losses on the de-designated portion recorded currently in earnings in interest expense in our consolidated statements of operations through the date of the PFA Interest Rate Swap Termination. The table below provides data about the fair values of derivatives that are not designated as hedge instruments as of June 30, 2013 and December 31, 2012:

Derivatives not designated as hedging instruments	Derivative liabilities	June 30,	December 31,
	Balance sheet location	2013	2012
		(In thousands)
Short-term - Interest rate swaps	Derivative liabilities, current	$—	$978
Long-term - Interest rate swaps	Other long-term liabilities	—	1,574

Total		$—	$2,552

The following table summarizes the cash flow hedge gains and losses for the three months ended June 30, 2013 and 2012:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in equity for the three months ended June 30,		Amount of loss reclassified from accumulated OCI into income for the three months ended June 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the three months ended June 30,
	2013	2012	2013	2012	2013	2012
	(In thousands)
Interest rate swaps	$47,082	$(5,185)	$39,884	$3,591	$—	$—

The following table summarizes the cash flow hedge gains and losses for the six months ended June 30, 2013 and 2012:

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in equity for the six months ended June 30,		Amount of loss reclassified from accumulated OCI into income for the six months ended June 30,		Amount recognized in income (ineffective portion and amount excluded from effectiveness testing) for the six months ended June 30,
	2013	2012	2013	2012	2013	2012
	(In thousands)
Interest rate swaps	$52,454	$(8,282)	$45,350	$6,384	$—	$—

As of June 30, 2013, the estimated amount of net losses associated with derivative instruments that would be reclassified to earnings during the next twelve months is $4.4 million. During the three and six months ended June 30, 2013, we reclassified $39.7 million and $45 million to interest expense and $0.2 million and $0.3 million to depreciation from accumulated other comprehensive income, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 7 — Fair Value Measurements

We have estimated fair value by using appropriate valuation methodologies and information available to management as of June 30, 2013 and December 31, 2012. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

The estimated fair value of accounts receivable, accounts payable and accrued expenses approximates their carrying value due to their short-term nature. The estimated fair value of our SSCF debt approximates carrying value because the variable rates approximate current market rates. The following table presents the carrying value and estimated fair value of our other long-term debt instruments:

	June 30,		December 31,
	2013		2012
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
2015 Senior Unsecured Bonds	$300,000	312,000	$300,000	308,850
2017 Senior Secured Bonds	497,716	517,500	497,458	512,500
2020 Senior Secured Notes	750,000	716,250	—	—
Senior Secured Term Loan	746,309	744,375	—	—

We estimate the fair values of our variable-rate and fixed-rate debts using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

The following table presents the carrying value and estimated fair value of our financial instruments recognized at fair value on a recurring basis:

	June 30, 2013
		Fair value measurements using
	Carrying
	value	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$11,355	—	11,355	—
Liabilities:
Interest rate swaps	$(3,687)	—	(3,687)	—

	December 31, 2012
		Fair value measurements using
	Carrying
	value	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Interest rate swaps	$(47,006)	—	(47,006)	—

We use an income approach to value assets and liabilities for outstanding interest rate swaps. These contracts are valued using a discounted cash flow model that calculates the present value of future cash flows under the terms of the contracts using market information as of the reporting date, such as prevailing interest rates. The determination of the fair values above incorporates various

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

factors, including the impact of the counterparty’s non-performance risk with respect to the Company’s financial assets and the Company’s non-performance risk with respect to the Company’s financial liabilities. The Company has not elected to offset the fair value amounts recognized for multiple derivative instruments with master netting arrangements executed with the same counterparty, but report them gross on its consolidated balance sheets.

Refer to Note 6 for further discussion of the Company’s use of derivative instruments and their fair values.

Note 8—Commitments and Contingencies

Commitments—As of June 30, 2013, Pacific Drilling had no material commitments other than commitments related to deepwater drillship construction purchase commitments discussed in Note 3.

Our ability to meet these commitments and ongoing working capital needs will depend in part on our future operating and financial performance, which is dependent on cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as amounts paid for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for the Company’s ultra-deepwater drillship construction projects.

Contingencies— It is to be expected that we and our subsidiaries will be routinely involved in litigation and disputes arising in the ordinary course of our business. On April 16, 2013, Transocean filed a complaint against us in the United States District Court for the Southern District of Texas alleging infringement of their dual activity patents. Transocean seeks relief in the form of a permanent injunction, compensatory damages, enhanced damages, court costs and fees. We do not believe that ultimate liability, if any, resulting from any such pending litigation will have a material adverse effect on our financial condition. results of operations or cash flows.

In 2012, the Federal Inland Revenue Service of Nigeria (the “FIRS”) commenced an audit of the 2011 tax year of our subsidiaries operating in Nigeria. In the second quarter of 2013, the FIRS issued a tax assessment related to the 2011 audit. We are currently under discussion with the FIRS to resolve the issues raised in their tax assessment. We do not believe the ultimate liability, if any, resulting from the tax assessment will have a material adverse effect on our financial condition, results of operations or cash flows.

We maintain loss of hire insurance that becomes effective 45 days after an accident or major equipment failure covered by hull and machinery insurance, resulting in a downtime event and extends for 180 days. In the third quarter 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy that resulted in the $23.7 million of loss of hire insurance recovery recognized during the six months ended June 30, 2012.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) — Continued

Note 9 — Earnings per Share

The following reflects the income (loss) and the share data used in the basic and diluted earnings (loss) per share computations:

	Three Months Ended June,		Six Months Ended June,
	2013	2012	2013	2012
	(in thousands, except share and per share information)
Numerator:
Net income (loss), basic and diluted	$(45,577)	$1,155	$(30,515)	$19,500

Denominator:
Weighted average number of common shares outstanding, basic	216,959,324	216,900,000	216,930,820	216,900,000
Effect of share-based compensation awards	—	1,766	—	2,148

Weighted average number of common shares outstanding, diluted	216,959,324	216,901,766	216,930,820	216,902,148

Earnings (loss) per share:
Basic	$(0.21)	$0.01	$(0.14)	$0.09
Diluted	$(0.21)	$0.01	$(0.14)	$0.09

For the three and six months ended June 30, 2013, the computation of diluted earnings per common share excludes potentially dilutive share-based awards related to all outstanding stock options and restricted stock units since their effect would have been anti-dilutive, respectively. For the three and six months ended June 30, 2012, the computation of diluted earnings per common share excludes potentially dilutive share-based awards of 4,337,538 and 4,337,156 in stock options and restricted stock units since their effect would have been anti-dilutive, respectively.

Note 10 — Supplemental Cash Flow Information

Capital expenditures in our consolidated statements of cash flows include the effect of changes in accrued capital expenditures, which are capital expenditures that were accrued but unpaid at period end. We have included these amounts in accounts payable, accrued expenses and accrued interest in our consolidated balance sheets as of June 30, 2013 and 2012. During the six months ended June 30, 2013 and 2012, capital expenditures includes the increase in accrued capital expenditures of $61 million and the decrease in accrued capital expenditures of $13 million in our consolidated statements of cash flows, respectively.

During the six months ended June 30, 2013 and 2012, non-cash amortization of deferred financing costs and accretion of debt discount totaling $3.7 million and $2.4 million were capitalized to property and equipment, respectively. Accordingly, these amounts are excluded from capital expenditures in our consolidated statements of cash flows for the six months ended June 30, 2013 and 2012.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor committed to becoming the preferred provider of ultra-deepwater drilling services to the oil and natural gas industry through the use of high-specification drilling rigs. Our primary business is to contract our ultra-deepwater drilling rigs, related equipment and work crews, primarily on a dayrate basis, to drill wells for our clients. Led by a team of seasoned professionals with significant experience in the oil services and ultra-deepwater drilling sectors, we specialize in the technically demanding segments of the offshore drilling business.

We are primarily focused on the ultra-deepwater segment of the rig market. The term “ultra-deepwater,” as used in the drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider ultra-deepwater to begin at water depths of more than 7,500 feet and to extend to the maximum water depths in which rigs are capable of drilling, which is currently approximately 12,000 feet. Although we are primarily focused on the ultra-deepwater segment, our drillships can and do operate effectively in water depths as shallow as 2,000 feet, and as such we also compete to provide services at shallower depths than ultra-deepwater. While not currently a core focus for our business, our drillships are also capable of operating in harsh environment areas, where there are typically rougher sea conditions.

Our Fleet

Rig Name	Expected Delivery	Water Depth (ft)	Drilling Depth (ft)	Customer
Pacific Bora	Delivered	10,000	37,500	Chevron
Pacific Scirocco	Delivered	12,000	40,000	Total
Pacific Mistral	Delivered	12,000	37,500	Petrobras
Pacific Santa Ana	Delivered	12,000	40,000	Chevron
Pacific Khamsin	Third Quarter 2013	12,000	40,000	Chevron
Pacific Sharav	First Quarter 2014	12,000	40,000	Chevron
Pacific Meltem	Second Quarter 2014	12,000	40,000	Available
Pacific Zonda	First Quarter 2015	12,000	40,000	Available

Drilling Contracts for our Fleet

The current status of our contracted drillships is as follows:

•	The Pacific Bora entered service in Nigeria on August 26, 2011 under a three-year contract with a subsidiary of Chevron Corporation (“Chevron”).

•

The Pacific Scirocco entered service in Nigeria on December 31, 2011 under a one-year contract with a subsidiary of Total S.A. (“Total”). In April 2012, Total exercised an initial one-year option, and in April 2013, Total exercised a subsequent one-year option extending the contract term to January 2015.

•	The Pacific Mistral entered service in Brazil on February 6, 2012 under a three-year contract with Petróleo Brasileiro S.A. (“Petrobras”).

•	The Pacific Santa Ana entered service in the U.S. Gulf of Mexico on May 4, 2012 under a five-year contract with a subsidiary of Chevron.

•

Upon delivery, the Pacific Khamsin is expected to enter service in Nigeria in the fourth quarter of 2013 under a two-year contract with a subsidiary of Chevron. Chevron also has the right to deploy the drillship in one of several additional countries, including Liberia and certain countries in Asia.

•	Upon delivery, the Pacific Sharav is expected to enter service in the U.S. Gulf of Mexico in the second quarter of 2014 under a five-year contract with a subsidiary of Chevron.

Newbuild Drillships

The Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda are all currently under construction at SHI, and are scheduled for delivery in the third quarter of 2013, first quarter 2014, second quarter of 2014 and first quarter of 2015, respectively.

Significant Developments

On April 4, 2013, Total elected to exercise a one-year option to extend the firm contract term for the Pacific Scirocco to January 2015. The additional one-year term increased our contract backlog upon exercise by approximately $180 million.

On June 3, 2013, we completed a private placement of 2020 Senior Secured Notes, entered into the Senior Secured Term Loan and entered into the Senior Secured Revolving Credit Facility. A portion of the net proceeds from the 2020 Senior Secured Notes and the Senior Secured Term Loan were used to repay in full existing borrowings under the Project Facilities Agreement, after which the PFA was terminated and all related collateral released. See Note 4 to the unaudited condensed consolidated financial statements.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling rigs. However, since factors that impact offshore exploration and development spending are beyond our control, and rig demand dynamics can shift quickly, it is difficult for us to predict future industry conditions, demand trends or operating results.

Drilling Rig Supply

During the first six months of 2013, offshore drilling contractors placed 6 shipyard orders to build additional ultra-deepwater semi-submersibles and drillships. We estimate there are approximately 59 ultra-deepwater rigs delivered or scheduled for delivery from July 1, 2013 until the end of 2015, 27 of which have not yet been announced as contracted to clients. Due to the long lead times involved in rig construction, rigs to be delivered in this timeframe would need to have been ordered already and therefore supply of ultra-deepwater units through the end of 2015 can be estimated at 172. Beyond this time frame, the supply is uncertain and any projections have diminished predictive value.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of offshore exploration and development spending by oil and gas companies, which is influenced by a number of factors. The type of projects that modern drillships undertake are generally located in deeper water and are more capital intensive and longer lasting than those of older or less capable drilling rigs. This makes these projects less sensitive to short-term oil price fluctuations. Therefore, dayrates and utilization for modern drillships are typically less sensitive to short-term oil price movements than those of older or less capable drilling rigs. Furthermore, long-term expectations about future oil and natural gas prices have historically been a key driver for deepwater and ultra-deepwater exploration and development spending. Our clients’ drilling programs are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, emphasis on deepwater exploration and production versus other areas and advances in drilling technology.

The first six months of 2013 saw oil and global non-U.S. natural gas prices exhibit a level of volatility comparable to historical norms while continuing above the levels needed for sufficient return on investment for our clients. While questions remain regarding global economic stability, GDP growth continued to be positive in key emerging markets and North America. Both tendering activity and deepwater exploratory success continued, most notably in the U.S. Gulf of Mexico, and there were no material adverse changes to access or regulations worldwide.

Supply and Demand Balance

The foregoing factors resulted in a tight supply-demand balance for modern drillships in the first six months of 2013, with steady dayrates and near 100% utilization. While we believe that these trends will continue to benefit us and that the demand for these rigs will continue to meet or exceed supply, our markets may be adversely affected by industry conditions that are beyond our control. For more information on this and other risks to our business and our industry, please read “Risk Factors” in our 2012 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of August 1, 2013, our contract backlog was approximately $3.1 billion and was attributable to revenues we expect to generate on the Pacific Bora, the Pacific Scirocco, the Pacific Mistral, the Pacific Santa Ana, the Pacific Khamsin and the Pacific Sharav under firm contracts with Chevron, Total and Petrobras. We calculate our contract backlog by multiplying the contractual dayrate by the minimum number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contract.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods shown in the table below due to various factors, including shipyard and maintenance projects, downtime and other factors. Our contracts customarily provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig, our bankruptcy, sustained unacceptable performance by us or delivery of a rig beyond certain grace and/or liquidated damages periods, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The firm commitments that comprise our $3.1 billion contract backlog as of August 1, 2013, are as follows:

Rig	Contracted Location	Client	Contract Backlog(c)	Contractual Dayrate		Average Contract Backlog Revenue Per Day(c)		Actual/Expected Contract Commencement	Expected Contract Duration
Pacific Bora	Nigeria	Chevron	$215,557,000	$474,700		$554,000		August 26, 2011	3 years(a)
Pacific Scirocco	Nigeria	Total	$256,123,000	Footnote	(b)	$475,000	(b)	December 31, 2011	3 years and 8 days(b)
Pacific Mistral	Brazil	Petrobras	$282,620,000	$458,000		$511,000		February 6, 2012	3 years
Pacific Santa Ana	U.S. Gulf of Mexico	Chevron	$752,176,000	$489,530		$551,000		March 21, 2012(d)	5 years and 38 days
Pacific Khamsin	Nigeria	Chevron	$526,140,000	$660,000	(f)	$722,000	(e)	Fourth quarter 2013	2 years(f)
Pacific Sharav	U.S. Gulf of Mexico	Chevron	$1,075,875,000	$555,000		$590,000		Second quarter 2014	5 years

(a)	Contract also provides for two successive un-priced one-year options.
(b)	The contractual dayrate for the Pacific Scirocco is currently $474,750, which is the average contract backlog revenue per day through January 7, 2014. Starting on January 8, 2014, the average contract backlog revenue per day will be $494,950 based on the contractual dayrate for the one-year option period through January 7, 2015. The contract also provides for a further two-year option with a contractual dayrate of $498,990, which expires in April 2014.
(c)	Rounded to the nearest $1,000. Based on signed drilling contracts.
(d)	On March 21, 2012, the Pacific Santa Ana was accepted and commenced its five-year contract with Chevron while mobilizing to the United States Gulf of Mexico. On May 4, 2012, the Pacific Santa Ana completed all necessary activities for commencement of revenue recognition and placing the Pacific Santa Ana into service in the United States Gulf of Mexico.
(e)	Revenues earned and incremental costs incurred directly related to contract preparation and mobilization are deferred and recognized over the primary term of the drilling contract. Average contract backlog revenue per day for the Pacific Khamsin is calculated by dividing the contract backlog revenue, which is recognized over the primary term of the drilling contract, by the remaining number of days committed under the two-year contract. The drilling contract also includes $10 million in demobilization fees that are deferred and will be recognized as revenue in a lump sum upon conclusion of the drilling contract; accordingly, this $10 million is not included in the average contract backlog revenue per day for the Pacific Khamsin.
(f)	Contract also provides for a one-year option to be exercised at the client’s discretion prior to shipyard delivery of the drillship. The contractual dayrate of the one-year option period is $680,000.

Results of Operations

Three Months Ended June 30, 2013 Compared to Three Months Ended June 30, 2012

The following table provides an analysis of our condensed consolidated results of operations for the three months ended June 30, 2013 and 2012:

	Three Months Ended June 30,
	2013	2012	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$176,772	$156,780	$19,992	13%

Costs and expenses
Contract drilling	(79,470)	(83,463)	3,993	(5)%
General and administrative expenses	(11,550)	(10,804)	(746)	7%
Depreciation expense	(36,603)	(32,464)	(4,139)	13%

	(127,623)	(126,731)	(892)	1%
Operating income	49,149	30,049	19,100	64%

Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	100%
Interest expense, other	(21,700)	(25,666)	3,966	(15)%

Total interest expense	(59,884)	(25,666)	(34,218)	133%
Costs on extinguishment of debt	(28,428)	—	(28,428)	100%
Other income (expense)	(296)	814	(1,110)	(136)%

Income (loss) before income taxes	(39,459)	5,197	(44,656)	(859)%
Income tax expense	(6,118)	(4,042)	(2,076)	51%

Net income (loss)	$(45,577)	$1,155	$(46,732)	(4,046)%

Revenues. Revenues were $176.8 million for the three months ended June 30, 2013, compared to $156.8 million for the three months ended June 30, 2012. The increase in revenues during the three months ended June 30, 2013 results primarily from improvements in average revenue efficiency of the fleet and is also due to a full quarter of operations from the Pacific Santa Ana, which commenced earning revenues on May 4, 2012. The increase in revenue was also partially offset by a decrease in amortization of deferred revenue.

During the three months ended June 30, 2013, our operating fleet of drillships achieved an average revenue efficiency of 90.2% compared to 85.4% during the three months ended June 30, 2012. Revenue efficiency is defined as the actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

The improvement in revenue efficiency is a result of lower downtime in the second quarter of 2013 as compared to the second quarter of 2012. During the second quarter of 2012, revenue efficiency was negatively impacted from downtime to finalize upgrades to blowout preventers (“BOP”) on the Pacific Bora and the Pacific Mistral needed to address a weakness in the original design of the equipment. Additionally, the Pacific Scirocco, the Pacific Mistral and the Pacific Santa Ana were undergoing the shakedown process typically experienced by drillships within their first six months of operations, which also contributed to lower fleet revenue efficiency during the second quarter of 2012.

In the second quarter of 2013, the increase in revenue efficiency as compared to the second quarter of 2012 was reduced due to approximately 20 days of non-compensated time for the completion of contractually required upgrades on the Pacific Mistral. This resulted in approximately 4.8% of fleet revenue efficiency loss in the second quarter of 2013.

Contract drilling revenue for the three months ended June 30, 2013 and 2012 also included amortization of deferred revenue of $17.3 million and $23.9 million and reimbursable revenues of $4.4 million and $1.8 million, respectively. The decrease in the amortization of deferred revenue is due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The increase in reimbursable revenues is the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $79.5 million for the three months ended June 30, 2013, compared to $83.5 million for the three months ended June 30, 2012. The decrease in contract drilling costs was the result of reductions in direct rig related operating expenses per operating rig per day and lower amortization of deferred mobilization costs, which was partially offset by the additional costs from operating the Pacific Santa Ana for a full quarter in 2013 as compared to only a partial quarter in 2012.

During the three months ended June 30, 2013, direct rig related operating expenses were approximately $63.9 million or $175,500 per operating rig per day and shore-based and other support costs were approximately $5.9 million. During the three months ended June 30, 2012, direct rig related operating expenses were approximately $59 million or $178,300 per operating rig per day and shore-based and other support costs were approximately $5.9 million. During the three months ended June 30, 2013 and 2012, direct rig related operating expenses included $4.2 million and $1.4 million of reimbursable costs, respectively. These costs, which are specifically reimbursed by our clients, have increased significantly over the past year. Although reimbursable costs do not negatively affect our profitability, these costs have resulted in an increase to our operating expenses. During the three months ended June 30, 2013 and 2012, direct rig related operating expenses per operating rig per day were approximately $164,000 and $174,000 excluding the impacts of reimbursable costs, respectively. The decrease in direct rig related operating expenses per operating rig per day excluding reimbursable costs during the three months ended June 30, 2013 is attributable to lower equipment and maintenance costs as compared to the three months ended June 30, 2012, which included rig startup costs for the fleet.

Contract drilling costs for the second quarter of 2013 and 2012 additionally included $9.7 million and $18.6 million in amortization of deferred mobilization costs, respectively. The decrease in the amortization of deferred mobilization costs in the second quarter of 2013 as compared to the second quarter of 2012 is due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013.

General and administrative expenses. General and administrative expenses were $11.6 million for the three months ended June 30, 2013, compared to $10.8 million for the three months ended June 30, 2012. The increase in general and administrative expenses was primarily due to planned employee headcount additions.

Depreciation expense. Depreciation expense was $36.6 million for the three months ended June 30, 2013, compared to $32.5 million for the three months ended June 30, 2012. The increase in depreciation expense was primarily due to a full quarter of deprecation on the Pacific Santa Ana as compared to a partial quarter in the three months ended June 30, 2013 from the point the drillship was placed into service on May 4, 2012.

Interest expense. Interest expense was $59.9 million for the three months ended June 30, 2013, compared to $25.7 million for the three months ended June 30, 2012. The increase in interest expense was primarily due to the PFA Refinancing. During 2010 and 2011, we entered into four separate interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA. In connection with the PFA Refinancing, on May 28, 2013, we terminated the PFA Interest Rate Swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

Costs of debt extinguishment. Costs of debt extinguishment were $28.4 million for the three months ended June 30, 2013, compared to $0 for the three months ended June 30, 2012. The increase in costs of debt extinguishment was primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.

Other income (expense). Other expense was approximately $0.3 million for the three months ended June 30, 2013, compared to other income of $0.8 million for the three months ended June 30, 2012. The decrease in other income primarily relates to currency exchange fluctuations.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the three months ended June 30, 2013 and 2012, our effective tax rate was (15.5)% and 77.8%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The tax rate for the three months ended June 30, 2013 was negatively impacted by the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related to the PFA Refinancing. Without the impact of these costs, the effective tax rate for the three months ended June 30, 2013 was 22.5%. The decrease in our effective tax rate for the three months ended June 30, 2013 (excluding the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related to the PFA Refinancing) as compared to the three months ended June 30, 2012 primarily relates to a change in the blend of forecasted income that is taxed based on gross revenues versus pre-tax book income.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

The following table provides an analysis of our condensed consolidated results of operations for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012	Change	% Change
	(In thousands, except percentages)
Revenues
Contract drilling	$351,788	$274,174	$77,614	28%

Costs and expenses
Contract drilling	(163,922)	(148,374)	(15,548)	10%
General and administrative expenses	(22,578)	(23,244)	666	(3)%
Depreciation expense	(73,106)	(55,106)	(18,000)	33%

	(259,606)	(226,724)	(32,882)	15%
	—	23,671	(23,671)	(100)%

Operating income	92,182	71,121	21,061	30%

Other income (expense)
Costs on interest rate swap termination	(38,184)	—	(38,184)	100%
Interest expense, other	(44,460)	(44,946)	486	(1)%

Total interest expense	(82,644)	(44,946)	(37,698)	84%
Costs on extinguishment of debt	(28,428)	—	(28,428)	100%
Other income (expense)	(104)	3,824	(3,928)	(103)%

Income (loss) before income taxes	(18,994)	29,999	(48,993)	(163)%
Income tax expense	(11,521)	(10,499)	(1,022)	10%

Net income (loss)	$(30,515)	$19,500	$(50,015)	(256)%

Revenues. Revenues were $351.8 million for the six months ended June 30, 2013, compared to $274.2 million for the six months ended June 30, 2012. The revenue for the six months ended June 30, 2012 reflected a full six months of operations from only the Pacific Bora and the Pacific Scirocco and a partial six months of operations from the Pacific Mistral and the Pacific Santa Ana, which commenced operations on February 6, 2012 and May 4, 2012, respectively. The increase in revenues during the six months ended June 30, 2013 results primarily from improvements in average revenue efficiency of the fleet as well as the inclusion of a full six months of operations from our four operating drillships. The increase in revenue was also partially offset by a decrease in amortization of deferred revenue.

During the six months ended June 30, 2013, our operating fleet of drillships achieved an average revenue efficiency of 90.3% compared to 86.8% during the six months ended June 30, 2012.

The improvement in revenue efficiency is a result of lower downtime in the six months ended June 30, 2013 as compared to the six months ended June 30, 2012. During the six months ended June 30, 2012, revenue efficiency was negatively impacted from downtime to finalize upgrades to BOPs in the fleet needed to address a weakness in the original design of the equipment. Additionally, the fleet was undergoing the shakedown process typically experienced by drillships within their first six months of operations, which also contributed to lower fleet revenue efficiency during the six months ended June 30, 2012.

In the six months ended June 30, 2013, the increase in revenue efficiency as compared to the six months ended June 30, 2012 was partially reduced due to planned unpaid BOP maintenance on the Pacific Bora and the Pacific Scirocco and approximately 20 days of non-compensated time for the completion of contractually required upgrades on the Pacific Mistral. This resulted in approximately 5.1% of fleet revenue efficiency loss in the six months ended June 30, 2013.

Contract drilling revenue for the six months ended June 30, 2013 and 2012 also included amortization of deferred revenue of $34.2 million and $43.2 million and reimbursable revenues of $9.1 million and $3 million, respectively. The decrease in the amortization of deferred revenue is due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013. Reimbursable revenues represent the gross amount earned related to costs for the purchase of supplies, equipment, personnel services and other services provided at the request of our clients that are beyond the initial scope of the drilling contract. The increase in reimbursable revenues is the result of corresponding increases in reimbursable costs incurred.

Contract drilling costs. Contract drilling costs were $163.9 million for the six months ended June 30, 2013, compared to $148.4 million for the six months ended June 30, 2012. The increase in contract drilling costs was primarily due to a full six months of operations from our four operating drillships as opposed to a full six months of operations from the Pacific Bora and the Pacific Scirocco and only a partial period of operations from the Pacific Mistral and the Pacific Santa Ana in the six months ended June 30, 2013.

During the six months ended June 30, 2013, direct rig related operating expenses were approximately $133.2 million or $183,900 per operating rig per day and shore-based and other support costs were approximately $11.5 million. During the six months ended June 30, 2012, direct rig related operating expenses were approximately $104.1 million or $183,400 per operating rig per day and shore-based and other support costs were approximately $11 million. During the six months ended June 30, 2013 and 2012, direct rig related operating expenses included $9.2 million and $2.6 million of reimbursable costs. These costs, which are specifically reimbursed by our clients, have increased significantly over the past year. Although reimbursable costs do not negatively affect our profitability, these costs have resulted in an increase to our operating expenses. During the six months ended June 30, 2013 and 2012, direct rig related operating expenses per operating rig per day were approximately $171,200 and $178,800 excluding the impacts of reimbursable costs, respectively. The decrease in direct rig related operating expenses per operating rig per day excluding reimbursable costs during the six months ended June 30, 2013 is attributable to lower equipment and maintenance costs as compared to the six months ended June 30, 2012, which included rig startup costs for our four operating drillships.

Contract drilling costs for the six months ended June 30, 2013 and 2012 additionally included $19.3 million and $33.3 million in amortization of deferred mobilization costs, respectively. The decrease in the amortization of deferred mobilization costs in the six months ended June 30, 2013 as compared to the six months ended June 30, 2012 is due to the expiration of the initial one-year primary term of the Pacific Scirocco on January 7, 2013.

General and administrative expenses. General and administrative expenses were $22.6 million for the six months ended June 30, 2013, compared to $23.2 million for the six months ended June 30, 2012. The decrease in general and administrative expenses was primarily due to $2.1 million in legal fees incurred during the six months ended June 30, 2012 to make amendments to the PFA in order to facilitate improvements in our corporate structure, which was partially offset by increased expenses due to employee headcount additions.

Depreciation expense. Depreciation expense was $73.1 million for the six months ended June 30, 2013, compared to $55.1 million for the six months ended June 30, 2012. The increase in depreciation expense was primarily due to a full six months of operations in 2013 from our four operating drillships.

Loss of hire insurance recovery. Income from loss of hire insurance recovery was $0 for the six months ended June 30, 2013, compared to $23.7 million for the six months ended June 30, 2012. As part of our hull and machinery policy, we maintain loss of hire insurance which carries a 45-day waiting period and an annual aggregate limit of 180 days. In the third quarter of 2011, the Pacific Scirocco underwent repairs and upgrades to ensure engine reliability, which was a covered event under our loss of hire policy. During the six months ended June 30, 2012, we received proceeds under the policy of $23.7 million.

Interest expense. Interest expense was approximately $82.6 million for the six months ended June 30, 2013, compared to $44.9 million for the six months ended June 30, 2012. The increase in interest expense was primarily due to the PFA Refinancing. During 2010 and 2011, we entered into four separate interest rate swaps to reduce the variability of future cash flows in the interest payments for the variable-rate debt under the PFA. In connection with the PFA Refinancing, on May 28, 2013, we terminated the PFA Interest Rate Swaps and their related liabilities. As a result, we reclassified $38.2 million of losses on the hedge designated portion of the PFA Interest Rate Swaps previously recognized in accumulated other comprehensive income to interest expense.

Costs of debt extinguishment. Costs of debt extinguishment were $28.4 million for the six months ended June 30, 2013, compared to $0 for the six months ended June 30, 2012. The increase in costs of debt extinguishment was primarily due to the write-off of $27.6 million in unamortized deferred financing costs and prepayment penalties incurred as a result of the PFA Refinancing.

Other income (expense). Other expense was approximately $0.1 million for the six months ended June 30, 2013, compared to $3.8 million in other income for the six months ended June 30, 2012. The decrease in other income primarily relates to currency exchange fluctuations.

Income taxes. In accordance with GAAP, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. For the six months ended June 30, 2013 and 2012, our effective tax rate was (60.7)% and 35%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income, and (c) our rig operating structures. Consequently, our income tax expense does not change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. The tax rate for the six months ended June 30, 2013 was negatively impacted by the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related the PFA Refinancing. Without the impact of these costs, the effective tax rate for the six months ended June 30, 2013 was 24.2%. The decrease in our effective tax rate for the six months ended June 30, 2013 (excluding the costs of the PFA Interest Rate Swap Termination and extinguishment of debt related the PFA Refinancing) as compared to the six months ended June 30, 2012 primarily relates to a change in the blend of forecasted income that is taxed based on gross revenues versus pre-tax book income.

Liquidity and Capital Resources

Liquidity

As of June 30, 2013, we had $603.2 million of cash and cash equivalents. Our liquidity requirements include funding ongoing working capital needs, repaying our outstanding indebtedness and anticipated capital expenditures, which is largely comprised of our progress payments for our ultra-deepwater drillship construction projects, and maintaining adequate cash reserves to compensate for the effects of fluctuations in operating cash flows. Our ability to meet these liquidity requirements will depend in large part on our future operating and financial performance. Primary sources of funds for our short-term liquidity needs will be cash flow generated from operating and financing activities and available cash balances. Our liquidity fluctuates depending on a number of factors, including, among others, our revenue efficiency and the timing of collecting accounts receivable as well as payments for operating costs. We believe that our cash on hand and cash flows generated from operating and financing activities will provide sufficient liquidity over the next twelve months to fund our working capital needs, amortization payments on our long-term debt and anticipated capital expenditures for our ultra-deepwater drillship construction projects. Our ability to meet our long-term liquidity requirements will depend in part on our ability to secure additional financing, which is uncommitted at this time, before repaying the 2015 Senior Unsecured Bonds and taking delivery of the Pacific Zonda in the first quarter of 2015.

Capital Expenditures and Working Capital Funding

In March 2011, we entered into two contracts with SHI for the construction of our fifth and sixth advanced-capability, ultra-deepwater drillships, the Pacific Khamsin and the Pacific Sharav. In March 2012, we entered into a contract with SHI for the construction of our seventh advanced-capability, ultra-deepwater drillship, the Pacific Meltem, and in January 2013, we entered into an additional contract with SHI for the construction of our eighth advanced-capability, ultra-deepwater drillship, the Pacific Zonda.

The SHI contracts for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda provide for an aggregate purchase price of approximately $2 billion for the acquisition of these four vessels, payable in installments during the construction process, of which we have made payments of approximately $449.9 million through June 30, 2013. With respect to these vessels, we anticipate making payments of approximately $476.3 million during the remainder of 2013, approximately $756.3 million in 2014 and approximately $336.4 million in 2015. Following June 30, 2013 through August 1, 2013, we made installment payments totaling $76.6 million for the Pacific Meltem and the Pacific Zonda.

We expect the project cost for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda under construction to be approximately $608.3 million, $662.9 million, $627.8 million and $634.1 million, respectively, or $2.5 billion in total. The estimate of the project costs includes commissioning and testing and other costs related to the drillships, but excludes capitalized interest. As of June 30, 2013, there were approximately $1.9 billion of remaining project costs for the Pacific Khamsin, the Pacific Sharav, the Pacific Meltem and the Pacific Zonda of which approximately $1.6 billion is remaining contractual commitments to SHI. The remaining project costs of $370.1 million for the Pacific Khamsin will be financed with existing cash balances primarily from proceeds under the 2017 Senior Secured Notes. We intend to finance the approximately $963.2 million in remaining project costs for the Pacific Sharav and the Pacific Meltem with our Senior Secured Credit Facility and existing cash balances. We expect to finance the $608.2 million in remaining project costs for the Pacific Zonda with our existing cash balances and operating cash flow generation. Additionally, we have $200 million in available borrowings under our Senior Secured Revolving Credit Facility, which can also be used to meet remaining obligations for the Pacific Zonda.

Sources and Uses of Cash

The following table provides an analysis of our cash flow from operating activities for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012	Change
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(30,515)	$19,500	$(50,015)
Depreciation expense	73,106	55,106	18,000
Amortization of deferred revenue	(34,173)	(43,218)	9,045
Amortization of deferred mobilization costs	19,307	33,279	(13,972)
Amortization of deferred financing costs	6,661	6,407	254
Amortization of debt discount	59	—	59
Write-off of unamortized deferred financing costs	27,644	—	27,644
Costs on interest rate swap termination	38,184	—	38,184
Deferred income taxes	(1,379)	1,760	(3,139)
Share-based compensation expense	4,493	2,426	2,067
Changes in operating assets and liabilities, net	2,934	4,814	(1,880)

Net cash provided by operating activities	$106,321	$80,074	$26,247

The increase in net cash provided by operating activities is primarily due to a full six months of operations from our four operating drillships for the six months ended June 30, 2013, as opposed to a full six months of operations from the Pacific Bora and the Pacific Scirocco and a partial six months of operations from the Pacific Mistral and the Pacific Santa Ana for the six months ended June 30, 2012.

The following table provides an analysis of our cash flow from investing activities for the six months ended June 30, 2013 and March 31, 2012:

	Six Months Ended June 30,
	2013	2012	Change
	(in thousands)
Cash flow from investing activities:
Capital expenditures	$(217,533)	$(230,448)	$12,915
Decrease in restricted cash	172,184	126,561	45,623

Net cash used in investing activities	$(45,349)	$(103,887)	$58,538

The decrease in net cash used in investing activities is primarily the result of the refinancing of the PFA and the termination of the Bora TI Facility and the Scirocco TI Facility on June 3, 2013, each of which had imposed restrictions on certain of our cash accounts.

The following table provides an analysis of our cash flow from financing activities for the six months ended June 30, 2013 and 2012:

	Six Months Ended June 30,
	2013	2012	Change
	(in thousands)
Cash flow from financing activities:
Proceeds from long-term debt	$1,497,250	$300,000	$1,197,250
Payments on long-term debt	(1,456,250)	(109,375)	(1,346,875)
Payment for costs on interest rate swap termination	(41,993)	—	(41,993)
Deferred financing costs	(62,684)	(7,003)	(55,681)

Net cash provided by (used in) financing activities	$(63,677)	$183,622	$(247,299)

The decrease in cash from financing activities during the six months ended June 30 2013 primarily resulted from deferred financing costs of $62.7 million incurred to enter into the Senior Secured Credit Facility Agreement, the 2020 Senior Secured Notes, the Senior Secured Term Loan and the Senior Secured Revolving Credit Facility. Additionally, in connection with the PFA Refinancing, we paid $42 million to terminate each of the four PFA interest rate swaps and their related liabilities. Proceeds of long-term debt resulted in borrowing under the Senior Secured Credit Facility Agreement and the 2020 Senior Secured Notes along with an initial drawdown of $1 million in conjunction with the process to close the SSCF. During the six months ended June 30, 2013, we made $109.4 million in principal repayments on the PFA prior to the PFA Refinancing extinguishment of the $1,347 million in remaining debt.

During the six months ended June 30, 2012, we borrowed $300 million under the 2015 Senior Unsecured Bonds and paid $7 million in deferred financing costs. Additionally, we paid $109.4 million in principal repayments on the PFA.

Description of Indebtedness

8.25% Senior Unsecured Bonds due 2015. In February 2012, we completed a private placement of $300 million in aggregate principal amount of 8.25% senior unsecured U.S. dollar denominated bonds due 2015 to eligible purchasers. The 2015 Senior Unsecured Bonds bear interest at 8.25% per annum, which is payable semiannually on February 23 and August 23, and mature on February 23, 2015. See Note 4 to the unaudited condensed consolidated financial statements.

7.25% Senior Secured Notes due 2017. In November 2012, Pacific Drilling V Limited, an indirect, wholly-owned subsidiary of the Company, completed a private placement of $500 million in aggregate principal amount of 7.25% senior secured U.S. dollar denominated notes due 2017 to eligible purchasers. The 2017 Senior Secured Notes were sold at 99.483% of par, bear interest at 7.25% per annum, which is payable semiannually on June 1 and December 1, and mature on December 1, 2017. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Credit Facility Agreement. On February 19, 2013, Pacific Sharav S.à r.l. and Pacific Drilling VII Limited, and the Company, as guarantor, entered into a senior secured credit facility agreement with a group of lenders to finance the construction, operation and other costs associated with the Pacific Sharav and the Pacific Meltem. See Note 4 to the unaudited condensed consolidated financial statements.

2020 Senior Secured Notes. On June 3, 2013, we completed a private placement of $750 million in aggregate principal amount of 5.375% Senior Secured Notes due 2020 to eligible purchasers. The 2020 Senior Secured Notes were sold at par, bear interest at 5.375% per annum, which is payable quarterly commencing on December 1, 2013, and mature on June 1, 2020. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Term Loan. On June 3, 2013, the Company entered into a $750 million senior secured term loan. The maturity date for loans issued under the Senior Secured Term Loan is June 3, 2018. See Note 4 to the unaudited condensed consolidated financial statements.

Senior Secured Revolving Credit Facility. On June 3, 2013, we entered into a senior secured revolving credit facility with an aggregate principal amount of up to $500 million (permits loans to be extended up to a maximum sublimit of $200 million and permits letters of credit to be issued up to a maximum sublimit of $300 million). See Note 4 to the unaudited condensed consolidated financial statements.

Letters of Credit

As of June 30, 2013, we were contingently liable under certain performance, bid and custom bonds and letters of credit totaling approximately $196.9 million related to letters of credit issued under our Senior Secured Revolving Credit Facility as security for the Pacific Bora and the Pacific Scirocco TI Bonds. See Note 4 to the unaudited condensed consolidated financial statements.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. See Note 6 to the unaudited condensed consolidated financial statements.

Contractual Obligations

The table below sets forth our contractual obligations as of June 30, 2013:

	Remaining six months	For the years ending December 31,
Contractual Obligations	2013	2014-2015	2016-2017	Thereafter	Total
	(in thousands)
Long-term debt(a)	$3,750	$315,000	$515,000	$1,467,250	$2,301,000
Interest on long-term debt(b)	81,651	302,957	270,141	135,636	790,385
Operating leases	521	1,758	1,669	2,375	6,323
Purchase obligations(c)	182,773	33,205	—	—	215,978
Ultra-deepwater drillships(d)	476,274	1,092,723	—	—	1,568,997
Long-term payable(e)	—	15,641	—	—	15,641

Total contractual obligations	$744,969	$1,761,284	$786,810	$1,605,261	$4,898,324

(a)	Includes current maturities of long-term debt.
(b)	Interest payments are based on our existing outstanding borrowings. It is assumed there is not a refinancing of existing long-term debt and there are no prepayments. For fixed rate debt, interest has been calculated using stated rates. For variable rate LIBOR based debt, interest has been calculated using current LIBOR rates as of June 30, 2013 and includes the impact of our outstanding interest rate swaps. Interest on the SSCF is based on existing outstanding borrowings of $1 million as of June 30, 2013. As such, interest on long-term debt as presented in the table above excludes the impact of additional interest under the SSCF that will be incurred as additional borrowings are drawn from the remaining $999 million in available funds, which we anticipate will occur in full on or before the delivery of the Pacific Meltem currently expected in the second quarter of 2014. Under our Senior Secured Revolving Credit Facility, we record interest expense for fees on undrawn commitments and unused letter of credit capacity, currently approximately $303.1 million, while our outstanding letters of credit, currently approximately $196.9 million, accrue interest at a different rate. Interest on long-term debt as presented in the table above excludes the impact of additional interest that will be incurred under our Senior Secured Revolving Credit Facility if the Company issues additional letters of credit or borrows under the $200 million revolving sub-limit.
(c)	Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.
(d)	Amounts for ultra-deepwater drillships include amounts due under construction contracts.
(e)	The long-term payable is due to the client for reimbursements of certain capital equipment upon the termination of the drilling contract with Chevron for the Pacific Bora. For purposes of the contractual obligations table, we assume the contract will terminate after its initial three-year period.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables because the estimates and assumptions are subjective.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

Our critical accounting estimates are important to the portrayal of both our financial condition and results of operations and require us to make difficult, subjective or complex assumptions or estimates about matters that are uncertain. We would report different amounts in our consolidated financial statements, which could be material, if we used different assumptions or estimates. We have discussed the development and selection of our critical accounting estimates with our Board of Directors and the Board of Directors has reviewed the disclosure of our critical accounting estimates. During the three and six months ended June 30, 2013, we have not made any material changes in accounting methodology.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2012 Annual Report. During the three and six months ended June 30, 2013, there have been no material changes to the judgments, assumptions and estimates, upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 2 to our unaudited condensed consolidated financial statements in this Quarterly Report and in Note 2 to our consolidated financial statements included in our 2012 Annual Report.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Where any forward-looking statement includes a statement about the assumptions or bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases, including references to assumptions. Forward-looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this Quarterly Report. These risks include the risks that are identified in the “Risk Factors” section of our 2012 Annual Report, and also include, among others, risks associated with the following:

•	the oil and gas market and its impact on demand for our services, including supply and demand for oil and gas and expectations regarding future energy prices;

•	our substantial level of indebtedness;

•	our need for cash to meet our debt service obligations;

•	our limited number of assets and small number of clients;

•	downtime of our drillships;

•	competition within our industry;

•	oversupply of rigs competing with our rigs;

•	termination of our client contracts;

•	restrictions on offshore drilling, including the impact of the Deepwater Horizon incident on offshore drilling;

•	strikes and work stoppages;

•	corruption, militant activities, political instability, ethnic unrest and regionalism in Nigeria and other countries where we may operate;

•	delays and cost overruns in construction projects;

•	our limited operating history;

•	our ability to incur additional indebtedness and compliance with restrictions and covenants in our debt agreements;

•	our levels of operating and maintenance costs;

•	availability of skilled workers and the related labor costs;

•	compliance with governmental, tax, environmental and safety regulation;

•	any non-compliance with the Foreign Corrupt Practices Act, the United Kingdom’s Anti-Bribery Act or any other anti bribery laws;

•	reduced expenditures by oil and natural gas exploration and production companies;

•	general economic conditions and conditions in the oil and natural gas industry;

•	our dependence on key personnel;

•	operating hazards in the oilfield services industry;

•	adequacy of insurance coverage in the event of a catastrophic event;

•	our ability to obtain indemnity from clients;

•	the volatility of the price of our common shares;

•	changes in tax laws, treaties or regulations;

•	effects of new products and new technology in our industry;

•	our incorporation under the laws of Luxembourg and the limited rights to relief that may be available compared to other countries, including the United States; and

•	potential conflicts of interest between our controlling shareholder and our public shareholders.

Any forward-looking statements contained in this Quarterly Report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this Quarterly Report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this Quarterly Report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward-looking statements are, in certain instances, included with such forward-looking statements and in “Risk Factors” in our 2012 Annual Report. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the forward-looking statements by these cautionary statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained in this Quarterly Report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We are exposed to changes in interest rates through our variable rate long-term debt. We use interest rate swaps to manage our exposure to interest rate risks. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. See Note 6 and Note 7 to the unaudited condensed consolidated financial statements. As of June 30, 2013, our net exposure to floating interest rate fluctuations on our outstanding debt was $38.5 million, based on floating rate debt of $751 million less the $712.5 million notional principal of our floating to fixed interest rate swaps. Our net exposure to floating interest rate fluctuations excludes the Senior Secured Revolving Credit Facility as no amounts were borrowed under the facility subject to floating interest rates as of June 30, 2013. A 1% increase or decrease to the overall variable interest rate charged to us would thus increase or decrease our interest expense by approximately $0.4 million on an annual basis as of June 30, 2013.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Annual Report. There have been no material changes to these previously reported matters during the three and six months ended June 30, 2013.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Note 8 to the unaudited condensed consolidated financial statements.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3, “Risk Factors” in our 2012 Annual Report and under Part II, Item 1A “Risk Factors” in our quarterly report on Form 6-K for the quarter ended March 31, 2013.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: August 8, 2013	By	/s/ William J. Restrepo
William J. Restrepo
Chief Financial Officer